UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68
6812 AH Arnhem
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

PRESS RELEASE	ARCADIS NV
Utrechtseweg 68
Postbus 33
6800 LE Arnhem
Tel 026 3778 292
Fax 026 4438 381
www.arcadis-global.com

PROPOSAL FOR NEW EXECUTIVE BOARD MEMBER ARCADIS

ARNHEM, THE NETHERLANDS – January 17, 2006 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), an international consulting and engineering company, announced today that the Supervisory Board proposes to the Annual General Meeting of Shareholders, to be held on May 17, 2006, to appoint Friedrich Schneider (43) as member of the Executive Board of ARCADIS NV. This appointment will expand the Executive Board to three members in total. Within the Board, Mr. Schneider will be responsible for South America and Asia and also for strengthening the infrastructure business of the company. In anticipation of his appointment to the Executive Board, Mr. Schneider will be employed by ARCADIS as of February 1, 2006.

Mr. Schneider is a German national and has an impressive international record of service. He is an economist, with a Masters degree from Albany University in the United States and a PhD from the European University Institute in Florence. Until recently, Mr. Schneider worked for the German construction company Bilfinger Berger AG as director of a subsidiary active in industrial services, and before that he was a member of the executive board of the infrastructure division. In this last position he was responsible for activities in the United States, Central America and the Middle East, and gained experience in new contract types including PPP and PFI. In an earlier phase of his career Mr Schneider worked for several German companies in Asia and the United States, among other countries, where he held management positions at operational and strategic levels.

The Supervisory Board of ARCADIS is of the opinion that Mr Schneider fits the Executive Board team well and that, with his international experience, he will deliver an important contribution to the further implementation of the company’s growth strategy.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over € 1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: January 18, 2006	By:	/s/ J.M. van Bergen-van Kruijsbergen
J.M. van Bergen-van Kruijsbergen
Chairman, Executive Board